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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       FORM 6-K

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13a-16 OR 15d-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of October 1998

                                 LJ INTERNATIONAL INC.
                   -----------------------------------------------
                   (Translation of registrant's name into English)

                   UNIT #12, 12/F, BLOCK A, FOCAL INDUSTRIAL CENTER 21 MAN LOK STREET, HUNG HOM, KOWLOON, HONG KONG
                   -----------------------------------------------
                       (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                   Form 40-F
                         -----                           -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                              No   X
                         -----                           -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       LJ INTERNATIONAL INC.
                                       ------------------------------
                                              (Registrant)


Date: October 19, 1998                 By: /s/ NG Hon Tak Ringo
      ------------------                   --------------------------
                                           NG Hon Tak Ringo
                                           Chief Financial Officer

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For Immediate Release

Businesswire: Hong Kong and New York  October 12th, 1998 9:00 AM

LJ INTERNATIONAL ANNOUNCES RECORD 1ST QUARTER RESULTS

LJ International Inc. (Nasdaq symbol: JADEF) announces operating revenues of $5.983 Million for 1st quarter ending July 31st, 1998 compared to $2.764 Million for the comparable period last year, an increase of +116%. Net Income for the period increased to $620,000 versus $292,800 or +112%.

1st Quarter ended       7/31/98     7/31/97     % Chg.

Revenue                 $5.983M     $2.674      +116%
Net Income              $ .620M     $ .293      +112%

The Company has 6,365,646 outstanding shares and had 4,539,000 for the same period last year.

The results achieved were consistent with the forecasts that the Company has presented in its strategic business plan.

LJ International is a vertically integrated gemstone cutter, designer and manufacturer of fine gemstone jewelry in 14 & 18kt gold and sterling silver. The Company operates two manufacturing facilities occupying 80,000 square in the PRC and employs over 1,800 skilled craftsmen.

For more information contact Michael Fearnow at 409 597 7500 or Eugene Geller at 702 897 4587 in the USA or contact LJI directly through our website @www.ljinc.com.